LAWRENCE VENICK Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct +852.3923.1188 Main +852.3923.1111 Fax +852.3923.1100 lvenick@loeb.com

Via EDGAR

September 20, 2024

Mr. Benjamin Holt and Ms. Dorrie Yale

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Metal Sky Star Acquisition Corp
Revised Preliminary Proxy Statement on Schedule 14A
Filed September 3, 2024
File No. 001-41344

Dear Mr. Benjamin Holt and Ms. Dorrie Yale:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated September 18, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Preliminary Proxy Statement on Schedule 14A filed September 3, 2024 (the “Preliminary Proxy Statement”).

The Company has filed via EDGAR Amendment No. 2 (the “Amendment”) to the Preliminary Proxy Statement, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Preliminary Proxy Statement on Schedule 14A

Questions and Answers About the Meeting

Q. Why is the Company proposing the Extension Proposal and the Trust Amendment Proposal?,

1.

We note your revised disclosure in response to prior comment 1. As previously stated, please revise this Q&A and in Proposal 1:

● To clearly state the automatic redemption date as calculated using the method described in your Amended and Restated Articles of Association; and

● To disclose any steps the board has taken towards the Automatic Redemption, or clarify if the board has taken no steps.

Please also revise or advise, here, and elsewhere as appropriate, to disclose whether there have been any material developments in your business combination search and/or negotiation process. In this regard, we note your revised disclosures on page 2 and elsewhere that you “are in the process of searching for an alternative target and negotiating a business combination with various targets,” and that your board “has determined that it is in the best interests” of your shareholders to proceed with the extension “because [you] are in the process of searching for an alternative target and negotiating a business combination with various targets.”

Response: The Company has amended the notice, pages 2, 14, 18, and 21 of the Amendment in response to the Staff’s comments.

Risk Factors, page 14

Extending the deadline for completing our initial business combination . . ., page 14

2.

We acknowledge your revised disclosures in response to prior comment 2. Please expand your risk factor disclosure to more specifically address the risks to you of not complying with the automatic redemption requirement under Article 36.2 of the Amended and Restated M&AA, and the inconsistency with your IPO prospectus disclosure that is noted in this risk factor. Please also remove all mitigating language from your risk factor disclosure. By way of example only, we note the following disclosures:

● “[S]ome shareholders may view the proposed Extension as inconsistent with our initial commitment set forth in the prospectus of our IPO filed on April 4, 2022, and Article 36.2 of the Amended and Restated M&AA”; and

● “In order to minimize any potential loss to the shareholders, the Sponsor and/or its affiliates deposited $50,000 to the Trust Account on August 8, 2024, and September 3, 2024, respectively.”

Response: The Company has amended page 14 of the Amendment in response to the Staff’s comments.

We may be in technical breach of our Investment Management Trust Agreement . . ., page 14

3.	We note your revised disclosure in response to prior comment 4, including your addition of this risk factor. As previously stated, please revise to disclose any discussions you have had with the trustee regarding its obligations under the Investment Management Trust Agreement, including to commence liquidation of the trust account within two business days following the “date which is the later of (1) August 5, 2024 and (2) such later date as may be approved by the Company’s shareholders in accordance with the Company’s amended and restated memorandum and articles of association, if a Termination Letter has not been received by the Trustee prior to such date.” To the extent no discussions have occurred, please revise your disclosure to so state.

Response: The Company has amended page 14 of the Amendment in response to the Staff’s comments.

4.

We note your risk factor disclosure that you “may be in technical breach of [y]our Investment Management Trust Agreement” and that “[t]he Board understands that the failure to complete a business combination by August 5, 2024, would trigger the liquidation of the Trust Account” under this agreement. Please revise or advise as to the apparent inconsistency of these disclosures. Please also remove all mitigating language from your risk factor disclosure. By way of example only, we note the following disclosures:

● “We may be in technical breach of our Investment Management Trust Agreement”;

● “the IMTA may be technically breached”; and

● “Furthermore, the Board reasonably believes that the shareholders are not disadvantaged because the Sponsor and/or its affiliate has deposited $50,000 to the Trust Account on August 8, 2024, and September 3, 2024, respectively, to minimize potential loss and cover the short gap between the Automatic Redemption and the redemption option available to shareholders at the Extraordinary General Meeting.”

Response: The Company has amended page 14 of the Amendment in response to the Staff’s comments.

Nasdaq may delist our securities from trading on its exchange . . ., page 15

5.	We note your revised disclosure in response to prior comment 5. Please expand your risk factor disclosure to also address the notice received from Nasdaq on September 5, 2024. We note that one of the three notices you have received from Nasdaq relates to your noncompliance with the requirement to have at least 400 public holders for continued listing on the Nasdaq Global Market. Please revise your disclosures to explain how you intend to address this noncompliance, and specifically address the issue that some of your shareholders may seek to redeem their shares in connection with your proposal to extend your termination date.

Response: The Company has amended page 15 of the Amendment in response to the Staff’s comments.

General

6.	We note your revised disclosure in response to prior comment 3, including that “the failure to complete a business combination by August 5, 2024, would trigger an automatic redemption.” Please revise the disclosure throughout your proxy statement to clarify that (1) your failure to complete a business combination by August 5, 2024 has, in fact, triggered the automatic redemption requirement under Article 36.2 of the Amended and Restated M&AA and (2) you have not complied with this automatic redemption requirement under Article 36.2. Please also revise to specifically highlight that you did not file this preliminary proxy statement to seek to extend the termination date until after the August 5, 2024 termination date had already passed, and to explain why you did not seek to extend such deadline for completing an initial business combination before it passed.

Response: The Company has amended the notice, pages 14, 18, and 21 of the Amendment in response to the Staff’s comments.

* * *

Please contact the undersigned at + 852 3923-1188 or (310) 728-5219 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc:	Wenxi He